Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com June 1, 2015
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VIA EDGAR
Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	Gabelli Closed-End Funds

Dear Ms. Hatch:

Thank you for your oral comments on May 1, 2015 regarding your Sarbanes-Oxley review of the 2014 annual reports for GAMCO Global Gold, Natural Resources & Income Trust (“GGN”) and The Gabelli Global Utility & Income Trust (“GLU” and, together with GGN, the “Funds”). The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized in bold, followed by the Funds’ responses.

* * * * * * *

Laura E. Hatch
June 1, 2015

Comments and Responses

1.
Please advise the staff whether either Fund had any payables due to any of its officers or trustees at December 31, 2014. If so, please reflect them in your response letter to the staff and please include any such payables as a separate line item in the Statement of Assets and Liabilities in future shareholder reports.

The Funds have informed us that neither Fund had any payables due to its trustees at December 31, 2014. The Funds have also informed us that the liability line item “Payable for payroll expenses” in each Fund’s Statement of Assets and Liabilities consists entirely of amounts payable to each Fund’s respective officers pursuant to compensation arrangements described in Note 3 to each Fund’s financial statements.

2.
Note 1 to GGN’s financial statements states, “The Fund’s primary investment objective is to provide a high level of current income. The Fund’s secondary investment objective is to seek capital appreciation consistent with the Fund’s strategy and its primary objective.” GGN’s Financial Highlights state that all distributions to common shareholders during the fiscal year ended December 31, 2014 were returns of capital. Inasmuch as GGN’s primary investment objective is to provide a high level of current income, please consider whether GGN’s investment strategies are achieving its primary investment objective and whether it would be appropriate to change GGN’s primary investment objective.

GGN pursues its investment objectives primarily by investing in Gold Companies and Natural Resources Companies (each as defined in GGN’s annual report). As part of its investment strategy, GGN seeks to earn income in part through an option strategy of writing (selling) covered call options on equity securities in its portfolio. GGN believes that its primary objective remains appropriate and that its investment strategies continue to be appropriate in seeking to achieve its primary investment objective to provide a high level of current income. Indeed, in the absence of changing its name, GGN is obligated by Rule 35d-1 under the Investment Company Act of 1940 to invest more than 25% of its assets in Gold Companies and more than 25% of its assets in Natural Resources Companies.

GGN notes that it did in fact earn and make distributions of income (including short term capital gains) during the year ended December 31, 2014. These distributions, totaling $2,112,605, were allocated to GGN’s preferred shares and

Laura E. Hatch
June 1, 2015

are reflected in Note 2 to GGN’s financial statements under the heading “Distributions to Shareholders.” Moreover, GGN respectfully submits that the characterization of its distributions for the year ended December 31, 2014 were reflective of a bad year for the stock prices of Gold Companies and Natural Resources Companies, rather than an indication that its investment strategies are not appropriate in seeking its primary investment objective.

For example, GGN’s year over year total investment income and net realized gain on written options (which is treated as short term capital gain which, for U.S. federal income tax purposes, constitutes net investment company taxable income) have remained relatively comparable; however, in 2014 GGN’s realized losses on investments entirely offset what it earned through writing options. These losses were reflective of the poor year for the stock prices of Gold Companies and Natural Resources Companies and contributed to GGN making sizable return of capital distributions in 2014. GGN also notes that, absent its options writing strategy, its losses would have been greater. The table below illustrates these dynamics:

	2014	2013
Total Investment Income	$15,342,219	$20,660,456
Net Investment Income	$2,228,431	$6,821,148
Net Realized Gain on Written Options	$91,843,513	$106,003,658
Net Realized Loss on Investments	($144,027,877)	($41,876,570)
Total Net Realized Gain/(Loss)	($52,474,395)	$63,911,277
Total Income Distributions (including short term capital gains)	$2,112,605	$88,885,289
Total Return of Capital Distributions	$120,226,787	$65,970,076

Laura E. Hatch
June 1, 2015

GGN therefore believes that its primary investment objective to provide a high level of current income remains appropriate and its investment strategies continue to be consistent with seeking this objective.

3.
Both Funds’ financial statement notes include disclosures regarding derivative positions. FAS 815-10-50 requires this disclosure to include the location and amount of the gains and losses on derivatives instruments. Please confirm that the Funds will include this disclosure in future shareholder reports to the extent applicable.

The Funds will make the requested change in future shareholder reports.

* * * * * * *
The Funds acknowledge that:

•	They are responsible for the adequacy and accuracy of the disclosures in their filings with the Securities and Exchange Commission (the “Commission”);

•
Commission staff comments on, or changes to disclosure in response to staff comments in, the Funds’ filings do not foreclose the Commission from taking any action with respect to the Funds’ filings; and

•	the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon